UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

With a copy to:

Frank Vargas, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74265M205

1	NAMES OF REPORTING PERSONS Nicholas Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		400,532 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

400,532 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,532 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.   Security and Issuer.

This statement relates to shares of the Common Stock, no par value, of Pro-Dex, Inc. a Colorado corporation (the Issuer”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.   Identity and Background.

1)	(a)	Nicholas Swenson

	(b)	Address:	3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

	(c)	Principal Business:	Private Investor

	(f)	Citizenship:	United States

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases is the personal investment capital of Nicholas Swenson (the “Reporting Person”).

Item 4.  Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person has in the past and intends to continue in the future to review his whole portfolio, including this Issuer and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and Issuer’s industry and general economic conditions and may take actions as he feels appropriate, including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intentions with respect to any and all matters discussed in Item 4.

Item 5.  Interests in Securities of the Issuer.

(a) The Reporting Person beneficially owns 400,532 shares of the outstanding Common Stock of the Issuer, representing approximately 12.2% of the Common Stock (based on 3,272,350 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2011).

(b) The Reporting Person does not share voting and dispositive power with respect to any shares.

(c) The following purchases have occurred in the last sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Reporting Person	10/10/2011	3,400	$2.02	Open market purchase
Reporting Person	10/11/2011	772	$1.98	Open market purchase
Reporting Person	10/12/2011	1,425	$2.10*	Open market purchase
Reporting Person	10/13/2011	900	$2.20	Open market purchase
Reporting Person	10/14/2011	8,400	$2.18	Open market purchase
Reporting Person	10/24/2011	12,000	$2.24*	Open market purchase
Reporting Person	10/27/2011	230	$2.20	Open market purchase
Reporting Person	10/28/2011	3,594	$2.20	Open market purchase
Reporting Person	11/28/2011	41,700	$2.318*	Open market purchase
Reporting Person	11/29/2011	4,587	$2.36*	Open market purchase
Reporting Person	12/01/2011	7,823	$2.46	Open market purchase
Reporting Person	12/01/2011	200	$2.48	Open market purchase
Reporting Person	12/02/2011	200	$2.395	Open market purchase
Reporting Person	12/02/2011	300	$2.40	Open market purchase
Reporting Person	12/02/2011	200	$2.41	Open market purchase
Reporting Person	12/02/2011	339	$2.42	Open market purchase

Explanation of Responses:
*	The Reporting Person undertakes, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer, to provide full information regarding the number of shares purchased at each separate price. The transactions effected on October 12, 2011 occurred at prices ranging from $2.03 to $2.18. The transactions effected on October 24, 2011 occurred at prices ranging from $2.18 to $2.25. The transactions effected on November 28, 2011 occurred at prices ranging from $2.30 to $2.33. The transactions effected on November 29, 2011 occurred at prices ranging from $2.34 to $2.38.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

/s/ Nicholas Swenson

Nicholas Swenson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).